Exhibit 99.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months ended September 30, 2024 and 2023

Dated: November 6, 2024

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

GENERAL INFORMATION

This Management’s Discussion and Analysis (“MD&A”) is management’s interpretation of the results and financial condition of IsoEnergy Ltd. and its subsidiaries (“IsoEnergy” or the “Company”) for the three and nine months ended September 30, 2024 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings, including the consolidated annual financial statements for the years ended December 31, 2023 and 2022 and the notes thereto (together the “Annual Financial Statements”) and the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”), which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. This MD&A contains forward-looking information. Please see “Note Regarding Forward- Looking Information” for a discussion of certain of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Dan Brisbin, P.Geo., Ph.D., IsoEnergy Vice-President, Exploration. Dr. Brisbin is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

All chemical analyses disclosed in this MD&A were independently completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

For additional information regarding the Company’s 100% owned Larocque East, Tony M, Radio and Thorburn Lake Projects, including its quality assurance and quality control procedures, please see the technical reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” prepared by SLR Consulting (Canada) Ltd. and dated effective July 8, 2022, “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” and dated effective September 9, 2022, prepared by SLR International Corporation, “Technical Report for the Radio Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective August 19, 2016 and “Technical Report for the Thorburn Lake Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective September 26, 2016, on the Company’s profile at www.sedarplus.ca.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. IsoEnergy is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

As with other companies involved with mineral exploration and development, the Company is subject to cost inflation on exploration drilling and development activities and the Company may experience difficulty and / or delays in securing goods (including spare parts) and services from time-to-time.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

The underlying value of the Company’s exploration and development assets is dependent upon the existence and economic recovery of Mineral Reserves and is subject to, among others, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and development assets.

In particular, the Company does not generate revenue. As a result, IsoEnergy continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors some of which are described in the section entitled “Risk Factors” included below.

ABOUT ISOENERGY

IsoEnergy was incorporated on February 2, 2016 under the Business Corporations Act (British Columbia) to acquire certain exploration assets of NexGen Energy Ltd. (“NexGen”). On October 19, 2016, IsoEnergy was listed on the TSX Venture Exchange (“TSXV”). On June 20, 2024, the Company completed its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were delisted from the TSXV and began trading on the Toronto Stock Exchange (the “TSX”) on July 8, 2024. As of the date hereof, NexGen holds 32.8% of the outstanding IsoEnergy common shares.

The principal business activity of IsoEnergy is the acquisition, exploration and development of uranium mineral properties in Canada, the United Sates, and Australia.

On December 5, 2023, the Company and Consolidated Uranium Inc. (“Consolidated Uranium”) completed a share-for-share merger pursuant to an arrangement agreement entered into on September 27, 2023 (the “Merger”). The Merger created a leading, globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s substantial historical mineral resource base; high-quality, past- producing uranium mines in Utah; and a strategic portfolio of highly prospective uranium exploration properties in Canada, the United States, Australia and Argentina. The Company’s projects are at varying stages of exploration and development, providing near, medium, and long-term leverage to rising uranium prices.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

The Company is currently advancing it’s Larocque East Project in the Athabasca Basin, Saskatchewan, Canada, which is home to the Hurricane deposit, which has the world's highest grade published Indicated uranium Mineral Resource – 48.6 million pounds of U3O8 at an average grade of 34.5% contained in 63,800 tonnes. The Company also holds a portfolio of permitted, past-producing conventional uranium mines in Utah with toll milling agreements in place with Energy Fuels Inc. These mines are currently on stand-by, ready for a potential restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

IsoEnergy’s uranium mineral properties are reflected below.

1.	The Rim Mine remains a pre-resource asset

2.	“With Resource” includes assets with current and historical mineral resource estimates; a Qualified Person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves and IsoEnergy is not treating the historical estimates as current mineral resources or mineral reserves.

As an exploration stage company, IsoEnergy does not have revenues and is expected to generate operating losses. As of September 30, 2024, the Company had cash of $35,755,245, an accumulated deficit of $67,040,141 and working capital of $66,815,448.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

YEAR-TO-DATE 2024 HIGHLIGHTS

•	$23 Million Flow Through Financing

On February 9, 2024, the Company closed a brokered “bought deal” private placement (the “February 2024 Private Placement”) of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The underwriters of the private placement were paid a cash commission of 6.0% of the gross proceeds of the financing. The proceeds from the flow-through financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow- through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada)) by December 31, 2025 and the Company is required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2024.

•	U.S. Mine Underground Reopening and Advancement of the Tony M Mine

On February 29, 2024, the Company announced its strategic decision to reopen access to the underground at the Tony M Mine in Utah later in 2024, with the goal of restarting uranium production operations in 2025, should market conditions continue as expected. The main decline at Tony M was successfully reopened on July 26, 2024 and several initiatives are now completed or underway as part of the comprehensive work program. These initiatives included completing the rehabilitation of the underground, which included working with top tier consultants to work with the Company on the design and implementation of the ventilation plans and ground control plans, as well as completing underground and surface mapping and surveys. In addition, the Company intends to complete a technical and economic study.

•	Exploration update in the Athabasca Basin

A total of 7,227 metres of drilling in 13 diamond drill holes on the Larocque East and Hawk projects during the 2024 winter exploration program confirmed Ambient Noise Tomography (“ANT”) low velocity anomalies and identified new targets planned for testing during the 2024 summer exploration program. During the 2024 summer exploration program, the Company successfully completed ANT surveys covering an additional 20 km2 constituting the remaining eastern extent of Larocque East. The surveys outlined six additional highly prospective target areas on strike of the Hurricane deposit. Drilling during the 2024 summer exploration program tested these additional target areas and the Company completed a total of 13,015 metres of drilling in 30 drill holes at Larocque East. The drilling confirmed prospectivity for additional mineralization at Larocque East through the identification of two new high priority zones immediately adjacent to the Hurricane deposit, referred to as Hurricane East.

•	Ben Lomond contingent payment

On April 29, 2024, the Company issued 125,274 common shares valued at $524,998 and made a cash payment of $525,002 to Mega Uranium Inc. in connection with the acquisition of the Ben Lomond project in 2022, for which the Company had an obligation to make a payment of $1,050,000 to Mega Uranium Inc. when the monthly average uranium spot price of uranium exceeded US$100 per pound.

•	Collaboration Agreement with Ya'thi Néné Lands and Resources

During April 2024, the Company entered into a Collaboration Agreement with the Ya'thi Néné Lands and Resources Office, working on behalf of The Athabasca Denesuliné First Nations of Hatchet Lake First Nation, Black Lake First Nation and Fond du Lac First Nation and Athabasca municipalities of Stony Rapids, Wollaston Lake, Uranium City, and Camsell Portage. The agreement establishes a structured framework of engagement, enabling the consistent exchange of information, while facilitating collaboration in pivotal areas such as permitting processes, environmental safeguarding, and monitoring protocols to ensure the Athabasca communities are involved in, and aligned with, the work undertaken near their communities. It also underscores the equitable distribution of benefits to support community development initiatives, enhancing the overall socio-economic landscape.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

•	Investment in Premier American Uranium Inc. (“Premier American Uranium”)

On May 7, 2024, the Company subscribed for 335,417 subscription receipts of Premier American Uranium (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771. Each PUR Subscription Receipt entitles the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions, including completion of the acquisition by Premier American Uranium of American Future Fuel Corporation as announced on March 20, 2024. On June 27, 2024, the escrow release conditions were satisfied and the Company’s PUR Subscription Receipts were converted into units of Premier American Uranium, which resulted in the Company having a 9.1% ownership in Premier American Uranium’s voting shares.

•	Acquisition of the Bulyea River property

Pursuant to an agreement dated May 29, 2024, IsoEnergy acquired all of the outstanding shares of 2596190 Alberta Ltd., a wholly-owned subsidiary of Critical Path Minerals Corp (the “Vendor”) which holds a 100% interest in the ~13,000 hectare Bulyea River located on the northern edge of the Athabasca Basin (Figure 1). The Bulyea River project is host to very high uranium in lake sediment within a property-wide airborne radiometric anomaly compared to regional background and represents a shallow basement-hosted exploration target area. Total consideration comprised of $150,000 in cash upon closing and anniversary payments of $200,000, $300,000, and $350,000 due on or before the 1st, 2nd, and 3rd anniversaries of closing. The anniversary payments are payable in cash or common shares at the election of the Company. Total consideration also includes a 2% net smelter returns royalty (“NSR”) on future production from the Bulyea River project and $1.0 million payable in cash or common shares at the election of the Company 30 days after a published technical report confirming a mineral resource estimate at the Bulyea River project. The agreement includes a provision for the return of the Bulyea River project to the Vendor if the Company does not make the anniversary payments as described above.

•	TSX graduation

The Company announced on July 4, 2024, that it received final listing approval from the TSX to graduate from the TSXV. The common shares of the Company began trading on the TSX on July 8, 2024, under the symbol “ISO”. In conjunction with the graduation to the TSX, the Company’s common shares were voluntarily delisted from and no longer trade on the TSXV.

•	Settlement of deferred payment obligation

On July 9, 2024, the Company paid $1,031,025 to Energy Fuels Inc. in full settlement of the deferred payment obligation that was assumed as part of the Merger.

•	Strategic sale of the Argentina portfolio and investment in Jaguar Uranium Corp.

On July 19, 2024, the Company completed the sale of all the outstanding shares of 2847312 Ontario Inc., a wholly-owned subsidiary of the Company, which holds all of the Company’s assets in Argentina, to Jaguar Uranium Corp. (“Jaguar Uranium”). Jaguar Uranium is an arm’s length privately held company focused on the uranium sector with strong experience in Latin America and intends to pursue a listing on a recognized stock exchange in North America in the coming months. The main assets in Argentina include the Laguna Salada project and the Huemul project. The Company received US$10 million in Class A common shares of Jaguar Uranium being 2,000,000 shares at a deemed price of US$5 per share, a 2% NSR royalty payable on all production from the Laguna Salada project, and a 1% NSR royalty payable on all production from a portion of the Huemul project. Jaguar Uranium retains a buy-back option on 1% of the NSR royalty payable on all production from the Laguna Salada project for a period of 7 years at a price of US$2.5 million. The Company retains a buy-back option on an existing royalty payable agreement on the remaining portion of the Huemul project. The Company is also entitled to receive additional Class A common shares if Jaguar Uranium’s expected listing is not completed within 12 months following closing or if the listing occurs at a price of less than US$5 per share, subject to a maximum amount of shares issued.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

•	Management change

Tim Gabruch resigned from his position as President of the Company effective August 31, 2024, to pursue other opportunities. Dr. Darryl Clark resigned from his position as Executive Vice President, Exploration & Development of the Company effective October 31, 2024, to pursue other opportunities. Dr. Clark will continue to support the Company’s exploration team in a new role as Technical Advisor. Dr. Brisbin, who has 45 years of exploration and mine geology experience, has assumed accountability for the Company’s exploration activities globally.

•	Base Shelf Prospectus

The Company filed a final Base Shelf Prospectus (the “Prospectus”) on September 5, 2024. The Prospectus allows the Company to offer up to $200 million in aggregate of common shares, warrants, units, senior and subordinated unsecured debt securities, and subscription receipts (together, the “Securities”), for a period of 25 months following the filing of the Prospectus.

•	Proposed Arrangement with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy will acquire all of the issued and outstanding common shares of Anfield Energy (the “Anfield Energy Shares”) (together with the Anfield Energy Shares, the “AEC Arrangement” or “AEC Transaction”). Anfield Energy is a TSXV listed company that owns 100% of the Shootaring Canyon Mill, located in Utah, as well as a portfolio of uranium and vanadium exploration projects in Utah, Colorado, New Mexico, and Arizona.

Under the terms of the AEC Arrangement, Anfield Energy shareholders (the “Anfield Energy Shareholders”) will receive 0.031 of a common share of IsoEnergy (each whole share, an “IsoEnergy Share”) for each Anfield Energy common share held (the “AEC Exchange Ratio”). Each Anfield option that is not exercised prior to the closing of the Transaction will be exchanged for a replacement option of the Company, adjusted based on the AEC Exchange Ratio, as set out under the terms of the AEC Arrangement. Each Anfield warrant that is not exercised prior to the closing of the AEC Transaction will remain outstanding as a security of Anfield and will entitle the holder thereof to receive on exercise such number of IsoEnergy Shares as adjusted based on the AEC Exchange Ratio in accordance with the respective terms thereof.

The Arrangement will be effected by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (British Columbia), requiring (i) the approval of the Supreme Court of British Columbia, (ii) the approval of (A) 66 2/3% of the votes cast on the resolution (the “Arrangement Resolution”) to approve the Arrangement by the Anfield Energy Shareholders; and (B) a simple majority of the votes cast on the Arrangement Resolution by Anfield Energy Shareholders, excluding Anfield Energy Shares held or controlled by persons described in terms (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of the Anfield Energy Shareholders to be held to consider the Arrangement (the “Anfield Energy Meeting”), which is expected to take place in December 2024, and (iii) a simple majority of votes cast by shareholders of IsoEnergy (“IsoEnergy Shareholders”) at a special meeting of IsoEnergy Shareholders (the “IsoEnergy Meeting”), which is expected to take place in December 2024.

Each of the directors and executive officers of Anfield Energy, together with enCore Energy Corp., representing an aggregate of approximately 21% of the issued and outstanding Anfield Energy Shares, have entered into voting support agreements with IsoEnergy, pursuant to which they have agreed, among other things, to vote their Anfield Energy Shares in favour of the Arrangement Resolution at the Anfield Energy Meeting. Each of the directors and executive officers of IsoEnergy, together with NexGen Energy Ltd. and Mega Uranium, representing an aggregate of approximately 36% of the issued and outstanding IsoEnergy Shares, have entered into voting support agreements with Anfield, pursuant to which they have agreed, among other things, to vote their IsoEnergy Shares in favour of the AEC Arrangement at the IsoEnergy Meeting.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of IsoEnergy and Anfield Energy’s respective businesses. The Arrangement Agreement also provides for customary deal-protection measures, including a $5.0 million termination fee payable by Anfield Energy to IsoEnergy in certain circumstances. In addition to shareholder and court approvals, closing of the AEC Arrangement is subject to applicable regulatory approvals, including, but not limited to, TSX and TSXV approval and the satisfaction of certain other closing conditions customary for transactions of this nature. Subject to the satisfaction of these conditions, IsoEnergy expects that the Transaction will be completed in the fourth quarter of 2024.

In connection with the Arrangement, IsoEnergy has provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the Transaction. IsoEnergy has also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”). The Bridge Loan and the Indemnity are secured by a security interest in all of the now existing and acquired assets, property and undertaking of Anfield Energy and guaranteed by certain subsidiaries of Anfield Energy. The Bridge Loan and Indemnity are subordinate to certain senior indebtedness of Anfield Energy. The Bridge Loan is immediately repayable in the event that the Arrangement Agreement is terminated by either IsoEnergy or Anfield for any reason.

Following completion of the AEC Transaction, the IsoEnergy Shares will continue to trade on the TSX, subject to approval of the TSX in respect of the IsoEnergy Shares being issued pursuant to the AEC Arrangement. The Anfield Energy Shares will be de-listed from the TSXV following closing of the AEC Transaction. The Company retained an investment bank to advise on the Arrangement and provide a fairness opinion to the Company’s Board of Directors, for which the investment bank is entitled to a fixed fee customary for this type of transaction, no part of which is contingent upon the opinion being favourable or upon completion of the Arrangement or any alternative transaction. The Company has also agreed to pay an additional fee for the investment bank’s advisory services in connection with the Transaction, which is contingent upon the completion of the Arrangement.

Details regarding these and other terms of the AEC Arrangement are set out in the Arrangement Agreement and the Material Change Report filed, available under the SEDAR+ profiles of IsoEnergy and Anfield Energy at www.sedarplus.ca. Full details of the AEC Arrangement will also be included in the Anfield Energy circular which will be available under Anfield Energy’s SEDAR+ profile.

•	Investment in Toro Energy Limited (“Toro Energy”)

On October 2, 2024, the Company purchased 6,000,000 common shares of Toro Energy at a price of AUD$0.24 per common share, representing 4.0% of the outstanding common shares of Toro Energy.

•	Proposed Joint Venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”)

On October 21, 2024, the Company entered into a contribution agreement with Purepoint Uranium (the “Joint Venture Arrangement”) in connection with the creation of an unincorporated Joint Venture (the “Joint Venture”). The Joint Venture establishes a portfolio of exploration and development uranium projects in northern Saskatchewan’s Athabasca Basin and will leverage each company’s expertise to capitalize on the significant potential of these properties. The Joint Venture will comprise of 10 projects within the Athabasca Basin, including IsoEnergy’s Geiger, Thorburn Lake, Full Moon, Edge, Collins Bay Extension, North Thorburn, 2Z Lake, and Madison projects (Figure 1) and Purepoint Uranium’s Turnor Lake and Red Willow projects (together, the “Joint Venture Properties”). IsoEnergy will initially hold a 60% in the Joint Venture and Purepoint Uranium will initially hold the other 40%. IsoEnergy will have a put option to sell and Purepoint Uranium will have a call option to buy, 10% of IsoEnergy’s initial participation interest in exchange for 4,000,000 post-consolidation shares of Purepoint Uranium. This option is exercisable within six months of the Joint Venture’s formation. After the exercise or expiry of this option, IsoEnergy will hold a further option to purchase an additional 1% interest in the Joint Venture for $2.0 million.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

The ownership interests of each company are subject to standard dilution if a party fails to contribute to approved Joint Venture programs or expenditures. If either party’s interest is reduced to 10% or less, that party will relinquish its entire interest in the Joint Venture in exchange for a 2% NSR royalty on the Joint Venture properties. The remaining party can purchase 1% of this NSR royalty for $2.0 million.

Concurrent with the proposed Joint Venture Arrangement, Purepoint Uranium will consolidate its shares on a 10:1 basis (the “Share Consolidation”). The Share Consolidation has been approved by the Purepoint Board of Directors and was approved by Purepoint’s shareholders at its Annual General and Special Meeting held on June 4, 2024, and still remains subject to TSXV approval. In conjunction with the Share Consolidation, Purepoint Uranium plans to complete a private placement offering of up to 6,666,667 units at a price of $0.30 per unit (the “Concurrent Financing”). Each unit will consist of one post-consolidation share and one post-consolidation share purchase warrant. IsoEnergy will subscribe for $1.0 million in the Concurrent Financing.

Upon the formation of the Joint Venture Arrangement, Purepoint Uranium will serve as the operator during the exploration phase of the Joint Venture Properties. IsoEnergy will serve as the operator during the pre-development phase of the Joint Venture Properties. The formation of the Joint Venture Arrangement remains subject to the satisfaction of certain conditions, including the completion of the Share Consolidation and Concurrent Financing, and receipt of all necessary regulatory approvals, including the TSXV.

•	Stock options and warrants

In the nine months ended September 30, 2024, the Company issued 910,538 common shares on the exercise of stock options for proceeds of $2,470,344 and 1,099,232 common shares on the exercise of warrants for proceeds of $3,627,474. The Company also granted 2,588,000 stock options with a weighted average exercise price of $3.17 during the nine months ended September 30, 2024.

DISCUSSION OF OPERATIONS

Nine months ended September 30, 2024

During the nine months ended September 30, 2024, the Company incurred $20,271,508 of exploration and evaluation spending primarily on its exploration properties in Canada and in Utah, as set out below. Total exploration and evaluation spending in the nine months ended September 30, 2024 excludes $378,879 spent on properties in Argentina, which the Company disposed of as discussed in “Year-To-Date 2024 Highlights”. See “Outlook” below for future exploration plans.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Exploration and evaluation spending from continuing operations

	Canada	United States	Australia	Total
Drilling	$6,044,028	$144,768	$-	$6,188,796
Geological & geophysical	4,204,411	379,503	6,179	4,590,093
Labour & wages	986,302	872,500	160,014	2,018,816
Camp costs	1,862,590	86,738	-	1,949,328
Claim holding costs and advance royalties	26,152	1,132,750	209,149	1,368,051
Engineering and underground access	70,687	927,083	-	997,770
Travel	355,382	175,685	14,883	545,950
Community relations	547,013	-	-	547,013
Health and safety and environmental	364,319	8,923	38,526	411,768
Geochemistry & Assays	288,495	22,119	-	310,614
Extension of claim refunds	(67,713)	-	-	(67,713)
Other	191,401	29,583	33,354	254,338
Cash expenditures	14,873,067	3,779,652	462,105	19,114,824
Share-based compensation	876,977	268,261	8,438	1,153,676
Foreign exchange movements	-	1,063	1,945	3,008
Total expenditures	$15,750,044	$4,048,976	$472,488	$20,271,508

Canada

Expenditure on the Company’s properties in the Athabasca Basin and Quebec was as follows during the nine months ended September 30, 2024:

	Larocque East	Hawk	Matoush	East Rim	Other	Total
Drilling	$4,806,708	$1,237,320	$-	$-	$-	$6,044,028
Geological & geophysical	1,684,756	151,953	792,294	636,980	938,428	4,204,411
Camp costs	1,263,605	463,428	107,412	-	28,145	1,862,590
Labour & wages	524,626	151,040	147,567	42,240	120,829	986,302
Community relations	314,400	72,500	-	17,900	142,213	547,013
Health and safety and environmental	324,915	17,516	765	3,990	17,133	364,319
Travel	253,339	24,894	77,128	-	21	355,382
Geochemistry & Assays	236,168	51,924	-	403	-	288,495
Engineering	70,687	-	-	-	-	70,687
Claim holding costs	-	-	26,152	-	-	26,152
Extension of claim refunds	-	-	-	(21,529)	(46,184)	(67,713)
Other	64,317	47,430	13,492	18,416	47,746	191,401
Cash expenditures	9,543,521	2,218,005	1,164,810	698,400	1,248,331	14,873,067
Share-based compensation	543,300	156,416	8,388	43,744	125,129	876,977
Total expenditures	$10,086,821	$2,374,421	$1,173,198	$742,144	$1,373,460	$15,750,044

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Figure 1 – Athabasca Basin Property Location Map

Larocque East Project

Winter 2024 – Diamond Drilling and Electromagnetic Ground Surveying

Early in the winter program, a single line of stepwise moving loop time domain ground EM was completed at Larocque East (Figure 1) to aid in drill targeting in Target Area A (Figure 2 & Figure 3). Two conductors that correspond to the historic conductor trends were confirmed and a third conductor within the ANT Area A anomaly was identified north of the other two conductors. Subsequent drilling demonstrated the source of this third, northern response to be graphitic-pyritic pelitic gneiss and faults typical of those that underlie the Hurricane deposit and thus expanded the drill proven width of the prospective Hurricane corridor to 300 metres. The electromagnetic (“EM”) survey also established a new conductive response that corresponds to an ANT low velocity zone approximately 450 metres south of the main Hurricane trend.

3,364m of drilling at Area A targeted a velocity low highlighted by an ANT survey completed in summer 2023 (Figure 2). In summary, the exploration drilling successfully intersected alteration and significant late brittle structures both in the sandstone and the basement (Figure 3). Graphitic brittle faults, structurally disrupted and desilicified sandstone, unconformity topography changes, and clay and hydrothermal hematite alteration intersected in the winter drill holes are all features observed at the Hurricane deposit. This new extension to the prospective corridor that hosts the Hurricane deposit has been drill-defined over an 800 metre strike length and is open to the east. The winter 2024 results have upgraded Target Area A at Larocque East and further drilling was completed in this area during the 2024 summer exploration program, which is further detailed below.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Figure 2 – Location of Larocque East project winter 2024 drilling at Target Area A, an ANT low velocity anomaly (red oval outline) within the Hurricane conductor corridor between 1,300 and 2,100 metres east-northeast of the Hurricane unconformity uranium deposit. Location of the cross section shown in Figure 5 is indicated by the yellow line.

Figure 3 – Larocque East Target Area A geological cross section looking east (left). The section is drawn through the eastern end of Area A and the location of the section is shown on Figure 4. Features shown including graphitic pelite basement rocks, subvertical faults, relief on the unconformity surface, and bleaching, clay alteration and desilicification are also comparable and present at the Hurricane deposit (right) 2,100m on strike to the west-southwest. The Hurricane deposit cross section illustrating key characteristics of the alteration and basement structure and lithology associated with uranium mineralization (right).

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

The first hole of the winter campaign, LE24-157 intersected a brittle fault 157 metres below the unconformity along the northwest contact of a strongly graphitic and pyritic pelite interval (Figure 3), typical of the Hurricane deposit 1,500 metres to the west-southwest. Basal sandstone clay results for this hole indicate a mix of illite, kaolinite and chlorite. Drill Hole LE24-158 followed-up LE24-157 on section to test the unconformity projection of the brittle graphitic fault. Strong bleaching, desilicification and fault-controlled clay were intersected below 248 metres. Spectral analysis of fault zone mineralogy indicates strong illite and chlorite. Drilling identified an unconformity offset of 18 metres over a lateral distance of 58 metres between holes LE24-157 and LE24-158.

LE24-162 was drilled to test the unconformity offset between drill hole LE24-157 and LE24-158. LE24-162 was abandoned at 167 metres in a strongly desilicified zone and restarted as LE24-162A. LE24-162A intersected a broad zone of bleaching below 213 metres and moderate structural controlled desilicification from 248 to unconformity at 267.2 metres. Drill hole LE24-162A has confirmed the unconformity elevation change with 17 metres unconformity offset over 20 metres between LE24-157 and LE24-162A on section.

Drill hole LE24-159 and LE24-160 tested the ANT anomaly on a section 200 metres west of LE24-157 (Figure 2). Both holes intersected a significant graphitic-pyritic pelite interval like the holes on the section to the east. LE24-159 intersected a fault zone and moderate desilicification from 167 to 173 metres in the sandstone. LE24-160 tested 74 metres to the north of LE24-159 and intersected a strong brittle fault zone hosted in graphitic-pyritic pelites from 349.5 to 379.9 metres downhole that is the downdip extension of the sandstone-hosted fault in LE24-159. LE24-161 was planned as a further 200 metre further step-out along strike to the west-southwest (Figure 2). Drilling intersected strong bleaching and moderate clay alteration from 227 to 290 metres followed by secondary hematite above the unconformity. Moderate clay and chlorite alteration was intersected immediately below the unconformity. Brittle graphitic faults were intersected between 347 and 353 metres, and at 399 metres, 406 metres, and 439.7 metres downhole.

LE24-163, the last drill hole of the winter program, was drilled 200 metres west of LE24-161 (Figure 2) and it successfully intersected the basement hosted graphitic and pyritic brittle fault at 387.5 metres and 509.7 metres.

Summer 2024 – Diamond Drilling and ANT Surveys

Between May and August 2024, ANT surveys covered 20 km2 and over 7 kms of the prospective conductor corridor to the east of the Hurricane deposit, designed to assess the remaining eastern extent of the property which has seen limited previous drilling (Figure 4). These survey results identified new targets within two conductor corridors that trend east-northeast and merge in apparent fold closure on the east end of the property as shown (Figure 5).

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Figure 4 – Location map of the Larocque Trend spanning across IsoEnergy’s projects.

Figure 5 – ANT survey targets across the eastern portion of the Larocque East Project with 2024 summer drill holes and respective section locations for Areas D, E and Hurricane East.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Summer drilling at Larocque East focused on target areas defined by the 2023 and 2024 ANT surveys to follow up on the locations identified in the ANT survey targets (Figure 5). First pass drilling in Areas D and E returned elevated radioactivity associated with significant alternation, enhancing the prospectivity of the Larocque East project’s eastern extent. In Area E, five holes were drilled highlighted by hole LE24-192 which intersected 2.0m at 495 parts per million uranium partial (“ppm U-p”) and 3,410 counts per second (“cps”), including 0.5m at 1,110 ppm U-p and 7,483 cps (Figure 6). In Area D, five holes were drilled highlighted by hole LE24-174 which intersected 3.5m, from 254m, at 26.2 ppm U-p and 257 cps and 0.2m at 1,303 cps (Figure 7). These results are comparable to pre-discovery holes drilled by Cameco just 40 meters from the high-grade Hurricane Deposit, KER-11, which returned 0.5m at 518.0 ppm U-p and KER- 12 (Figure 6).

Drilling in Hurricane East returned elevated radioactivity, indicating potential for resource expansion. This included a hole drilled 290m east of the Hurricane deposit, LE24-188, which intersected 2.1m at 1,847 cps, indicating a potential for near resource expansion (Figure 8).

In total, 13,015 metres of drilling was completed in 30 diamond drill holes with initial results being highly encouraging, with strong hydrothermal alteration and elevated uranium geochemistry, which are key indicators associated with uranium mineralization. Additional results are expected in the coming weeks and follow up drilling is planned in January 2025 to focus on high-priority areas, including Areas D, E, and Hurricane East.

Figure 6 – Cross-sections of the Hurricane Deposit, including pre-discovery holes KER-11 and KER-12 (left), illustrating the geochemical halo surrounding to the deposit, as a guide for interpreting exploration drill results along the trend and Area E section showing comparable results in drill hole LE24-192 (right) which intersected elevated radioactivity and hydrothermal alteration proximal to unconformity (175 m below surface).

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Figure 7 – Area D Section showing drill holes LE24-174 and LE24-183 which intersected moderately bleached sandstone. Elevated radioactivity coincident with pervasive clay alteration in basement in drill hole LE24-174 is indicative of potential basement mineralization at Larocque East.

Figure 8 – Hurricane East Section showing drill hole LE24-188 which intersected strong bleaching and clay typical of Hurricane Deposit alteration. Approximately 290 meters east of Hurricane Deposit.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Hawk Project

Winter 2024 – Diamond Drilling and Electromagnetic Ground Surveying

Drilling at Hawk (Figure 1) totalled 3,863 metres and tested targets derived from the 2023 ANT and ground EM surveys along the structural corridor identified at Hawk in 2023. The winter drill program consisted of four drill holes collared from surface and one hole wedged off a parent hole. An additional 24.0 line- kilometres of fixed loop SQUID ground EM surveying were completed to extend detailed EM coverage along the Hawk structural corridor (Figure 9). Profiles were collected on four lines spaced 400 metres apart. The survey was completed in late March 2024.

Figure 9 – Hawk plan showing conductors interpreted from 2023 ground EM surveys, drill hole locations, and drill-intersected faults. Also shown is the area of the winter 2024 fixed loop SQUID ground EM survey.

Holes HK24-09, HK24-10, HK24-11, and HK24-11c1 were drilled on section to test for mineralization, structure, and alteration coincident with overlapping strong EM conductivity anomalies and a significant low-density zone identified by the 2023 ANT survey. All four holes successfully intersected structure, alteration, and broad zones of elevated radioactivity typical of unconformity-related uranium deposits (Figure 10). HK24-09 intersected a zone of intense brecciation, faulting, and silica removal from 345 to 365 metres. HK24-10 intersected repeating zones of clay- and silica-altered faults in the sandstone from 450 to 570 metres. HK24-11 intersected metre-scale zones of structurally controlled white clay replacement in the sandstone from 678 metres to the unconformity at 709.3 metres. The upper basement of HK24-11 is strongly clay-altered and is underlain by a mixed package of metasedimentary rocks. Anomalous radioactivity averaging 695 counts per second was detected via Mt. Sopris 2PGA downhole gamma probe over 2.3 metres in a clay-altered zone directly underlying the unconformity in HK24-11. Wedge hole HK24- 11c1 intersected a similar sequence of intense clay alteration in the lower sandstone and upper basement, underlain by altered pelitic gneisses.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

HK24-12 was a step-out 400 metres southwest along strike of the HK24-12 unconformity intercept and targeted a strong EM conductor between HK23-08 and HK24-11. HK24-12 intersected broad zones of brittle structure, clay alteration, and moderate bleaching in the sandstone from 390 metres to the unconformity at 692.1 metres. Strong clay alteration within a fault gouge directly at the unconformity averages 1,200 counts per second via Mt. Sopris 2PGA gamma probe. Several units of faulted graphitic gneiss were intersected between 741 and 822 metres downhole.

Figure 10 – Hawk L4000E cross section illustrating the multiple brittle fault –fracture zones and associated bleaching, desilicification, clay alteration and hydrothermal hematite intersected by diamond drill holes HK24- 9, 10, 11 and 11c1 over a 600m cross-strike width within the Hawk conductor corridor. Multiple graphitic faults intersected by drill hole HK24-12, drilled approximately 400 m on strike to the west-southwest (Figure 2) are interpreted to correlate with the graphitic fault intersected on this section by hole HK24-11.

The 2024 winter drill program at Hawk successfully intersected and extended the structural corridor identified in the 2023 Hawk drill programs, with highly prospective structure and alteration identified along a corridor exceeding two kilometres in length. Follow-up drilling along this corridor is planned in the future.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Matoush Project

Summer 2024 – Geological Surveying

The Company completed its 2024 summer exploration program at the Matoush project in Quebec. The program included exploration work at the property, as well as visits with community leaders. The Matoush project hosts known uranium mineralization and the summer 2024 exploration program focused on conducting ANT, magnetic and EM geophysical surveys, and biogeochemical sampling. Local community members were involved in various aspects of the exploration program. The results of the summer field work at the Matoush project are being analyzed in Q4 2024.

East Rim Project

Winter 2024 – Electromagnetic Ground Surveying

A total of 81.2 line-kilometres of step loop transient EM surveying, was done along three profiles on the early-stage East Rim project (Figure 1). The project is situated 45 kilometres east-southeast of the McArthur River mine in the southeastern portion of the Athabasca Basin. Target depths are relatively shallow as sandstone thickness ranges between 0 and 260 metres. The three EM profiles were surveyed in an area of interest where strong conductivity mapped by a 2023 VTEM survey, density lows mapped by 2022 Falcon gravity surveys, and brittle structure and clay alteration logged in historic diamond drill holes all occur within an underexplored magnetic low corridor (Figure 11).

The survey was finished in early April and the 2024 summer exploration program focused on high resolution helicopter-borne radiometric surveying. Results from the surveying completed during the 2024 summer exploration program are currently being analyzed.

Figure 11 – East Rim project map showing the area of interest in which three step loop transient ground EM surveys lines were completed during the winter 2024. The surveys were designed to profile an area in enhanced conductivity was recorded in 2023 VTEM surveys and historic ground EM surveys, structural disruption and clay alteration are recorded in historic drill hole logs, and density lows were recorded by a 2022 Falcon gravity survey, all within an east-northeast trending favourable magnetic low corridor.

Other projects

The majority of geological and geophysical costs incurred for other projects relate to helicopter and drone radiometric and magnetic surveys conducted for the Evergreen and Cable projects. The Company staked additional ground adjacent to the Evergreen project during the nine months ended September 30, 2024.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

United States

Expenditure on the Company’s properties in the United States was as follows during the nine months ended September 30, 2024:

	Tony M	Other	Total
Claim holding costs and advance royalties	$1,106,297	$26,453	$1,132,750
Engineering and underground access	912,875	14,208	927,083
Labour and wages	760,313	112,187	872,500
Geological & geophysical	369,790	9,713	379,503
Travel	173,941	1,744	175,685
Drilling	144,768	-	144,768
Camp costs	85,033	1,705	86,738
Geochemistry and assays	22,119	-	22,119
Health and safety and environmental	8,923	-	8,923
Other	29,356	227	29,583
Cash expenditures	3,117,629	662,023	3,779,652
Share-based compensation	268,261	-	268,261
Foreign exchange movements	1,063	-	1,063
Total expenditures	$3,386,953	$662,023	$4,048,976

Tony M Mine

Reopening Access to the Underground Mine Workings

The Company successfully reopened the main decline to the Tony M mine on July 26, 2024 with initial observations of underground conditions indicating that the main decline and underground equipment shops are in good condition. The company has been carrying out several initiatives as part of its comprehensive work program at the Tony M mine the past few months. Main initiatives include carrying out the rehabilitation of the underground, which included scaling, installation of ground support and ventilation systems and engaging with international mining consultants to complete work on the design and implementation of the ventilation plans and ground control plans. Surveys to map the orebody from the underground and surface have been completed. Work also included the preparation of regulatory documents, including updated health and safety plans, ground support plans, ventilation plans and mine rescue plans, along with other relevant materials. The Company has been securing and installing new equipment on site. The Company has commenced ore sorting studies and intends to complete a technical and economic study, establishing production rates, operating and capital costs.

To oversee the work, the Company has been increasing its Utah workforce, including the hiring of a Director of US Engineering and Operations. The Company appointed Josh Clelland to this position to manage the reopening of the Tony M Mine and to advance the Company’s other US-based uranium projects. Josh is a Professional Mining Engineer with over 20 years of experience in the mining industry, including significant experience operating in both underground and open pit environments. He joins IsoEnergy from a major global gold producer where in his most recent role, he was a Superintendent of Mine Operations. Josh’s additional experience includes a Corporate Development role at a major producer, technical advisory at a major international mining consulting firm, and research at a Canadian brokerage firm, during which time Josh earned his Chartered Financial Analyst designation.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Geophysical Surveys and Geological Studies

The 2024 exploration program is nearing completion in Utah, focusing on the Tony M Mine, the Rim Mine, the Daneros Mine and the Sage Plain project. The exploration program trialed new exploration methods for discovering and defining uranium and vanadium ore deposits. The tabular sandstone hosted deposits on the Colorado Plateau have traditionally been explored using extensive surface drilling which comes at a high cost. The Company’s program was intended to investigate quicker and cheaper ways to identify drilling targets and reduce the overall need for extensive surface drilling.

The work completed in 2024 to date includes multiple geophysical surveys on the Company’s Utah properties aimed to illuminate the geologic ore controls at play. Seismic, electromagnetic, and induced polarization surveys have been completed over areas of known mineralization at Tony M Mine, Daneros Mine, Rim Mine, and Sage Plain project. These surveys are designed to determine the geophysical response of uranium mineralization to these surveys, then deploy the same surveys to untested ground to guide and refine exploration drilling. New seismic survey technology was used to make the 8 kilometers of surveys easier and more efficient, even over rough terrain. Analysis of these multiple survey results is ongoing and expected to continue in 2025. Additionally, three surface core holes were completed at the Tony M Mine within the survey areas to better correlate the geophysical surveys with the true geology.

The work program also included developing the local sedimentary architecture at each of the Company’s Utah properties. Identifying and understanding the local constraints on the uranium and vanadium mineralization within the existing mines will be crucial to efficient underground mining and derisk the first phases of active mining. The completed field work includes detailed sedimentary section measurements, defining paleo depositional orientation, and statistical analysis of the size and shape of sedimentary packages hosting mineralization. These geological studies will work in concert with the geophysical surveys to reveal the framework controlling the uranium and vanadium deposit.

Claim Staking and Claim Maintenance

The Company staked additional ground to the northwest of the Tony M mine during the nine months ended September 30, 2024 at a cost of $408,449 and incurred $1,132,750 in expenditure on annual state, advance royalties and other short-term lease payments related to the Company’s properties in Utah. This staking included three hundred and seventy lode claims and two additional Utah state mineral leases through auction, which added 8,680 acres to the Tony M Mine land position.

Nine months ended September 30, 2023

During the nine months ended September 30, 2023, the Company incurred $10,222,684 of exploration spending primarily on Hawk, Larocque East, Ranger and Geiger, as set out below.

	Hawk	Larocque East	Ranger	Geiger	Other	Total
Drilling	$2,009,550	$1,344,783	$805,055	$-	$-	$4,159,388
Geological & geophysical	881,387	676,487	3,850	238,675	785,569	2,585,968
Camp costs	819,743	479,307	92,069	85,877	-	1,476,996
Labour & wages	209,529	221,877	71,412	43,369	103,448	649,635
Geochemistry & Assays	68,681	47,319	12,906	255	42	129,203
Extension of time (refunds) payments	(58,659)	-	47,473	-	(88,563)	(99,749)
Travel and other	144,383	85,683	24,690	5,186	7,476	267,418
Cash expenditures	4,074,614	2,855,456	1,057,455	373,362	807,972	9,168,859
Share-based compensation	327,386	340,965	137,504	76,415	171,555	1,053,825
Total expenditures	$4,402,000	$3,196,421	$1,194,959	$449,777	$979,527	$10,222,684

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

OUTLOOK

The Company intends to actively explore all of its exploration projects as and when resources permit. The nature and extent of further exploration on any of the Company’s properties, however, will depend on the results of completed and ongoing exploration activities, an assessment of its recently acquired properties and the Company’s financial resources.

The 2024 summer exploration programs on projects in the Athabasca Basin, the Matoush project in Quebec, and the Mountain Lake project in Nunavut have been completed. Activities in Canada for Q4 2024 include evaluating the exploration results from the 2024 summer exploration programs, proposing future exploration work, and submitting assessment reports to maintain land tenure.

The Company successfully reopened the main decline into the Tony M Mine and gained underground access in Q3 2024. Work completed included underground rehabilitation and surface geological mapping of the sandstone-hosted uranium and vanadium mineralization which allows for more precise extraction plans for inclusion in an updated study. In Q4 2024, the Company intends to advance ore sorting studies and a technical and economic study, which will provide further details on a potential restart date and a mine plan that will provide production plans and rates, expected operational costs and capital requirements.

SELECTED FINANCIAL INFORMATION

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Board has been delegated the responsibility to review the Interim Financial Statements and MD&A and make recommendations to the Board. It is the Board which has final approval of the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s presentation currency and the functional currency of its Canadian operations is Canadian dollars; the functional currency of its Australian operations is the Australian dollar; and the functional currency of its United States operations and the Argentinian discontinued operations is the US dollar.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Financial Position

The following financial data is derived from the Interim Financial Statements and Annual Financial Statements and should be read in conjunction with IsoEnergy’s Interim Financial Statements and Annual Financial Statements. As an exploration stage company, IsoEnergy does not have revenues.

	September 30,	December 31, 2023	January 1, 2023
	2024	Restated	Restated
Exploration and evaluation assets	$291,840,628	$274,756,338	$71,165,630
Total assets	379,837,190	347,198,222	97,115,302
Total current liabilities	42,222,158	41,065,120	30,027,703
Total non-current liabilities	6,149,979	3,112,545	866,909
Working capital (1)	66,815,448	51,644,330	25,347,788
Cash dividends declared per share	Nil	Nil	Nil

(1)	Working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

In the nine months ended September 30, 2024 the Company capitalized $20,271,508 of exploration and evaluation costs, which excludes $378,879 of exploration and evaluation spending on the Company’s disposed properties in Argentina, as further described in “Discussion of Operations” above. Exploration and evaluation assets of $8,182,088 relating to the Argentina reporting segment were disposed of, as further described in “Year-to-date 2024 Highlights” above. Total assets also increased due to the net proceeds from the February 2024 Private Placement of $21,757,216 and an increase in the fair value of marketable securities of $15,438,429, primarily from $13,727,000 of Jaguar Uranium common shares received on the disposal of the Argentina reporting segment and the purchase of other equity holdings of $821,771, during the nine months ended September 30, 2024.

Current liabilities on September 30, 2024, include a flow through share premium liability of $1,516,108 related to the February 2024 Private Placement. Accounts payable and accrued liabilities increased by $475,865 during the nine months ended September 30, 2024 as a result of increased activities related to preparing the underground workings at the Tony M Mine, and nearing completion of the 2024 summer exploration program in the Athabasca basin and Matoush project during the year-to-date. The fair value of the Company’s US$6 million principal of convertible debentures (the “2020 Debentures”) and the 2022 Debentures (collectively with the 2020 Debentures, the “Debentures”) decreased by $71,593 during the nine months ended September 30, 2024 as discussed in “Results of Operations” below.

Working capital increased during the year mainly due to the $23.0 million February 2024 Private Placement and an increase in the fair value of marketable securities during the period mostly from the investment in Jaguar Uranium, partly offset by the increase in accounts payable discussed above.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Results of Operations

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with the Interim Financial Statements.

	For the three months ended		For the nine months ended
	September 30		September 30
	2024	2023	2024	2023
General and administrative costs
Share-based compensation	$2,003,488	$1,392,364	$4,234,813	$3,617,817
Administrative salaries, contractor and directors’ fees	1,284,005	320,924	3,157,120	930,540
Investor relations	214,342	106,004	665,002	321,757
Office and administrative	201,240	39,316	607,225	138,740
Professional and consultant fees	702,859	107,052	2,063,571	445,815
Travel	172,078	42,903	435,828	122,836
Public company costs	249,227	59,522	510,181	250,110
Total general and administrative costs	(4,827,239)	(2,068,085)	$(11,673,740)	(5,827,615)
Interest income	849,788	91,343	1,899,865	367,271
Interest expense	(56,402)	-	(96,705)	(20)
Interest on convertible debentures	(310,333)	(305,100)	(928,428)	(918,350)
Fair value gain (loss) on convertible debentures	4,779,418	(19,979,385)	23,558	(18,418,157)
Gain on disposal of asset	5,300,611	-	5,300,611	-
Foreign exchange (loss) gain	(36,810)	46,862	(24,276)	(6,870)
Other income	69,666	-	116,368	-
Income (loss) from operations	5,768,699	(22,214,365)	$(5,382,747)	(24,803,741)
Deferred income tax (expense) recovery	(1,607,555)	226,311	(1,118,881)	1,484,363
Income (loss) from continuing operations	4,161,144	(21,988,054)	$(6,501,628)	(23,319,378)
Loss from discontinued operations (1)	(1,859)	-	(128,358)	-
Income (loss) for period	$4,159,285	$(21,988,054)	$(6,629,986)	$(23,319,378)
Income (loss) per share - basic	$0.02	$(0.20)	$(0.04)	$(0.21)
Income (loss) per share - diluted	$(0.00)	$(0.20)	$(0.03)	$(0.21)
Loss per share relating to discontinued operations – basic and diluted (1)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

(1) Loss from discontinued operations, net of tax, relates to the Argentina reporting segment, as further described above in “ Year-to-date 2024 Highlights”.

Three months ended September 30, 2024

During the three months ended September 30, 2024, the Company recorded a net income of $4,159,285, compared to net loss of $21,988,054 in the three months ended September 30, 2023. Included in the net income for the three months ended September 30, 2024, is a $1,859 loss from discontinued operations relating to the Argentina reporting segment. The main driver of the difference between the two periods is a $24,758,803 decrease in the fair value of the Debentures and a gain on the disposal of the Argentina reporting segment of $5,300,611. Other factors causing the difference between the two periods includes a $758,445 increase in interest income, partially offset by an increase of $2,759,154 of general and administrative costs and an increase of $1,833,866 of deferred income tax expense in three months ended September 30, 2024, as further described below.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

General and administrative costs

Share-based compensation was $2,003,488 in the three months ended September 30, 2024, compared to $1,392,364 in the three months ended September 30, 2023. The share-based compensation expense is a non-cash charge based on the Black-Scholes value of stock options, calculated using the graded vesting method. Stock options granted to directors, consultants and employees vest over two years, with the corresponding share-based compensation expense being recognized over this period. The increase in the current period is primarily due to more stock options granted at a higher weighted average fair value per option in the period compared to the prior period. Variances in the fair value per option are expected from period to period based on the Black-Scholes value of the options granted.

Administrative salaries, contractor and directors’ fees of $1,284,005 for the three months ended September 30, 2024, increased from $320,924 during the prior period due to the inclusion of salaries and contractor fees for the expanded management team subsequent to the Merger, as well as an additional payment to the former President of the Company in accordance with the terms of their employment contract following their resignation effective August 31, 2024.

Investor relations expenses were $214,342 for the three months ended September 30, 2024, compared to $106,004 in the three months ended September 30, 2023 and relate primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs were higher in the three months ended September 30, 2024 due to increased marketing expenses subsequent to the completion of the Merger and a site visit with analysts to the Tony M mine in September 2024.

Professional and consultant fees were $702,859 for the three months ended September 30, 2024, compared to $107,052 for the three months ended September 30, 2023. Professional fees normally consist of legal fees related to the Company’s business activities, as well as audit, accounting and tax fees related to regulatory filings. Professional fees were higher in the three months ended September 30, 2024 mainly due to increased legal fees and business development activities subsequent to the Merger, including legal costs incurred relating to graduating to the TSX, the filing of the Prospectus, and public relations costs associated with the Company’s activities in Virginia.

Office and administrative expenses were $201,240 for the three months ended September 30, 2024 compared to $39,316 in the three months ended September 30, 2023, and normally consist of office operating costs and other general administrative costs. The increase in the three months ended September 30, 2024 is mainly a result of additional expenses from multiple offices subsequent to the Merger.

Travel expenses were $172,078 for the three months ended September 30, 2024, compared to $42,903 in the three months ended September 30, 2023. Travel expenses relate to general corporate activities and the increase is mostly due to additional projects and activities being undertaken subsequent to the Merger.

Public company costs were $249,227 for the three months ended September 30, 2024, compared to $59,522 for the three months ended September 30, 2023, and consisted primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The increase in the three months ended September 30, 2024 is mainly a result of higher costs relating to the graduation to the TSX.

Other items

The Company recorded interest income of $849,788 in the three months ended September 30, 2024, compared to $91,343 in the three months ended September 30, 2023, which represents interest earned on cash balances. The amounts were higher in the three months ended September 30, 2024 mainly due to higher cash balances resulting from the $36.6 million financing that closed in escrow on October 19, 2023, and $23.0 million financing that closed on February 9, 2024.

Interest expense on Debentures was $310,333 in the three months ended September 30, 2024, which was similar to the $305,100 in the three months ended September 30, 2023. The 2020 Debentures and 2022 Debentures bear interest of 8.5% and 10%, respectively, per annum and are payable, with a combination of cash and common shares of the Company, on June 30 and December 31.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

The fair value of the Debentures on September 30, 2024 was $37,376,648 compared to $42,180,198 on June 30, 2024. The decrease in the fair value of the Debentures resulted in a fair value gain of $4,779,418 included in the statement of loss and a fair value gain attributable to the change in credit risk of $24,132 included in other comprehensive income (loss). During the three months ended September 30, 2023, the fair value loss on Debentures included in the statement of loss was $19,979,385 and a fair value loss of $98,002 attributable to the change in credit risk included in other comprehensive income (loss). The Company’s Debentures are classified as measured at fair value through profit and loss. In accordance with IFRS 9 – Financial Instruments, the part of a fair value change due to an entity’s own credit risk is presented in other comprehensive income (loss). As of September 30, 2024, the discount on the 2020 Debentures is assumed to be 0%, as it is assumed that the 2020 Debentures can be converted immediately and sold at the fair market value of the convertible shares, with no additional discount, which combined with a decrease in the Company’s share price and decrease in USD:CAD exchange rate, resulted in an decrease in the fair value of the 2020 Debentures during the period. As of September 30, 2024, the time to maturity of the 2020 Debentures and 2022 Debentures was 0.9 and 3.2 years, respectively.

Foreign exchange loss was $36,810 in the three months ended September 30, 2024, compared to a gain of $46,862 in the three months ended September 30, 2023, and mainly relates to exchange movements on working capital in United States dollars held by the Company. The foreign exchange fluctuations are mostly due to timing differences on the settlement of US dollar denominated accounts payable.

Other income was $69,666 in the three months ended September 30, 2024, compared to $nil in the three months ended September 30, 2023. This primarily relates to rental income earned from the Company’s operations in the US, which were acquired as part of the Merger.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the three months ended September 30, 2024, this resulted in an expense of $1,607,555, compared to a recovery of $481,579 in the three months ended September 30, 2023. The increase in expense is mainly due to a deferred tax gain on the disposal of the subsidiary that held the Company’s assets in Argentina during the three months ended September 30, 2024.

Nine months ended September 30, 2024

During the nine months ended September 30, 2024, the Company recorded a net loss of $6,629,986, compared to a net loss of $23,319,378 in the nine months ended September 30, 2023. Included in the net loss for the nine months ended September 30, 2024, is a $128,358 loss from discontinued operations relating to the Argentina reporting segment. The main driver of the difference between the two periods is a $18,441,715 decrease in the fair value on the Debentures from the prior year and a gain on the disposal of the Argentina reporting segment of $5,300,611. Other factors causing the decrease in loss between the two periods includes a $1,532,594 increase in interest income, partially offset by an increase of $5,846,125 increase in general and administrative costs and an increase of $2,603,244 of deferred income tax expense during the nine months ended September 30, 2024, as further described below.

General and administrative costs

Share-based compensation was $4,234,813 in the nine months ended September 30, 2024, compared to $3,617,817 in the nine months ended September 30, 2023. Share-based compensation was higher in the nine months ended September 30, 2024 for similar reasons discussed above for the three months ended September 30, 2024.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Administrative salaries, contractor and directors’ fees at $3,157,120 for the nine months ended September 30, 2024, increased from $930,540 during the prior period for similar reasons discussed above for the three months ended September 30, 2024, as well as a severance payment made to the former chief financial officer of Consolidated Uranium.

Investor relations expenses were $665,002 for the nine months ended September 30, 2024, compared to $321,757 in the nine months ended September 30, 2023 and related primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs were higher in the nine months ended September 30, 2024 due to increased industry conference attendance, marketing expenses, and site visits with analysts subsequent to the completion of the Merger.

Office and administrative expenses were $607,225 for the nine months ended September 30, 2024 compared to $138,740 in the nine months ended September 30, 2023, and normally consist of office operating costs and other general administrative costs. The increase in the nine months ended September 30, 2024 is mainly a result of additional expenses from multiple offices subsequent to the Merger.

Professional fees were $2,063,571 for the nine months ended September 30, 2024, compared to $445,815 for the nine months ended September 30, 2023. Professional fees normally consist of legal fees related to the Company’s business activities, as well as audit, accounting and tax fees related to regulatory filings. Professional fees were higher in the nine months ended September 30, 2024 mainly due to amortization of advisory services contracted by Consolidated Uranium in 2023 and increased legal fees and business development activities subsequent to the Merger, including the same reasons discussed for the three months ended September 30, 2024.

Travel expenses were $435,828 for the nine months ended September 30, 2024, compared to $122,836 in the nine months ended September 30, 2023. Travel expenses relate to general corporate activities and the amounts increase primarily due to increased activities subsequent to the Merger.

Public company costs were $510,181 for the nine months ended September 30, 2024, compared to $250,110 for the nine months ended September 30, 2023, and consisted primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The increase in costs during the nine months ended September 30, 2024 was mainly due to higher listing fees due to the Company’s increased market capitalization compared to the previous period and graduation to the TSX, as well as higher shareholder meeting costs.

Other items

The Company recorded interest income of $1,899,865 in the nine months ended September 30, 2024, compared to $367,271 in the nine months ended September 30, 2023, which represents interest earned on cash balances. The amounts were higher in the nine months ended September 30, 2024 for similar reasons discussed above for the three months ended September 30, 2024.

Interest expense on Debentures was $928,428 in the nine months ended September 30, 2024, which is similar to $918,350 in the nine months ended September 30, 2023.

The fair value of the Debentures on September 30, 2024 was $37,376,648 compared to $37,448,241 on December 31, 2023. The slight decrease in the fair value of the Debentures consists of a fair value gain of $23,558 included in the statement of loss and a fair value gain attributable to the change in credit risk of $48,035 included in other comprehensive income (loss). During the nine months ended September 30, 2023, the fair value change on the Debentures consisted of a fair value loss of $18,418,157 included in the statement of loss and a fair value loss attributable to the change in credit risk of $186,075 included in other comprehensive income (loss). As of September 30, 2024, the discount on the 2020 Debentures is assumed to be 0%, as it is assumed that the 2020 Debentures can be converted immediately and sold at the fair market value of the convertible shares, with no additional discount, which combined with the decrease in the Company’s share price, led to a decrease in fair value in the current year, as opposed to increases in these assumptions in the prior year which led to an increase in fair value in the prior year.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Foreign exchange losses were $24,276 in the nine months ended September 30, 2024, which is similar to $6,870 losses in the nine months ended September 30, 2023.

Other income was $116,368 in the nine months ended September 30, 2024, compared to $nil in the nine months ended September 30, 2023. This primarily relates to of rental income earned from the Company’s operations in the US, which were acquired as part of the Merger.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the nine months ended September 30, 2024, this resulted in an expense of $1,118,881, compared to a recovery of $1,484,363 in the nine months ended September 30, 2023. The main reason for the increase during the nine months ended September 30, 2024 is the same reason as discussed above for the three months ended September 30, 2024. In addition to this, there was a lower percentage of the renunciation of flow-through expenditure in the current period, as all flow-through expenditures were fully incurred in the prior period.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s Interim and Annual Financial Statements prepared in accordance with IFRS. The information below should be read in conjunction with the Company’s Interim and Annual Financial Statements for each of the past seven quarters.

Consistent with the preparation and presentation of the Annual Financial Statements, these unaudited quarterly results are presented in Canadian dollars.

	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$4,159,285	$(6,059,293)	$(4,729,978)	$4,630,838
Net income (loss) per share:
Basic	$0.02	$(0.03)	$(0.03)	$0.04
Diluted	$(0.00)	$(0.03)	$(0.03)	$(0.02)
Loss from discontinued operations (1)	$(1,859)	$(55,133)	$(71,366)	$(17,856)
Loss from discontinued operations per share – basic and diluted (1)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec 31, 2022
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$(21,988,054)	$3,568,387	$(4,899,711)	$4,708,816
Net income (loss) per share:
Basic	$(0.20)	$0.03	$(0.04)	$0.04
Diluted	$(0.20)	$(0.01)	$(0.04)	$(0.02)
Loss from discontinued operations (1)	Nil	Nil	Nil	Nil
Loss from discontinued operations per share – basic and diluted (1)	Nil	Nil	Nil	Nil

(1)            Loss from discontinued operations relates to the Argentina reporting segment, as further described above in “Year-to-date 2024 Highlights”.

IsoEnergy does not derive any revenue from its operations. Its primary focus is the acquisition, exploration and development of mineral properties. As a result, the income (loss) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable. In the third quarter of 2020, the Company issued the 2020 Debentures and in the fourth quarter of 2022 issued the 2022 Debentures, both of which are accounted for as measured at fair value through profit and loss, which has resulted in a gain on the revaluation of the Debentures in the three months ended December 31, 2022 , three months ended June 30, 2023, three months ended December 31, 2023, three months ended September 30, 2024, and losses in every other period.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

LIQUIDITY AND CAPITAL RESOURCES

IsoEnergy has no revenue-producing operations, earns only minimal interest income on cash, and is expected to have recurring operating losses. As of September 30, 2024, the Company had an accumulated deficit of $67,040,141.

During the nine months ended September 30, 2024, the Company utilized cash on hand to invest $17,809,011 (net of changes in accounts payable) in exploration and evaluation assets, $572,336 in the acquisition of exploration and evaluation assets, $8,399,865 for expenditure on its corporate activities, including movements in working capital, paid $451,671 to settle the semi-annual interest due on its Debentures and spent $821,771 to purchase common shares and warrants in Premier American Uranium.

During the nine months ended September 30, 2024, the Company received $21,297,556 in net proceeds from a brokered “bought deal” private placement of 3,680,000 flow through common shares at a price of $6.25 per share, received $2,470,344 from the exercise of stock options and $3,627,474 from the exercise of warrants.

As of the date of this MD&A, the Company has approximately $25.9 million in cash, $33.2 million in marketable securities and $58.3 million in working capital.

The Company anticipates obtaining additional financing in the coming year, under the Prospectus or otherwise, to fund its currently planned exploration and evaluation activities at its properties and the costs associated with the AEC Arrangement (including expenditure on the properties to be acquired), while maintaining current corporate capacity, which includes wages, consulting fees, professional fees, costs associated with the Company’s head office and fees and expenditures required to maintain all of its tenements. Should the Company not obtain sufficient funds when needed, the Company plans to sell its marketable securities in order to fund operations.

Should the proposed AEC Arrangement not close, the Company would be entitled to, in certain circumstances, a $5.0 million termination fee and immediate repayment of the Bridge Loan, which is subordinate to certain senior indebtedness of Anfield Energy.

The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Management will determine whether to accept any offer to finance, weighing such factors as the financing terms, the results of exploration, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and certain other factors set forth under “Risk Factors” below and above under “Industry and Economic Factors that May Affect the Business”. A failure to obtain financing as and when required, could require the Company to reduce its exploration and corporate activity levels.

The Company raised $18.5 million in financing on December 6, 2022, including $5 million from the issuance of “flow through” common shares. The proceeds from the flow-through component of the financing were to be used to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act. The net proceeds of the remainder of the financing were to be used for further exploration and development of the Company’s Athabasca properties and for general corporate purposes. In 2023, the Company incurred $11.7 million of net exploration spending primarily on its exploration properties in the Athabasca Basin, funded from the $18.5 million of proceeds from the financing, including $5,029,000 million which was funded from the proceeds of the flow-through component of the financing. The remainder of the $18.5 million in proceeds were used for general corporate purposes in 2023.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

On December 6, 2023, the Company received the proceeds from a $36.6 million financing initially closed in escrow on October 19, 2023. The net proceeds of the financing were to be used to advance exploration and development of the Company’s uranium assets, as well as for working capital and general corporate purposes. On February 9, 2024, the Company closed a brokered “bought deal” private placement of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The proceeds from the flow-through financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada)) by December 31, 2025. In the nine months ended September 30, 2024, the proceeds of these two financings have been used to fund $19.9 million in exploration and evaluation activities, which excludes $0.4 million in exploration and evaluation activities relating to the disposed Argentina properties. Of this spending, $12.5 million was eligible exploration expenditures funded from the February 2024 Private Placement and the remainder from the December 6, 2023 proceeds. The remainder of the Company’s development, corporate and working capital requirements were funded from the December 6, 2023 proceeds.

The Company’s properties are in good standing with the applicable governmental authority and the Company does not have any contractually imposed expenditure requirements.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is mainly held in cash and marketable securities, both of which are highly liquid.

COMMITMENTS AND CONTINGENCIES

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East Projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain Projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East Project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal severance taxes, duties and royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

OUTSTANDING SHARE DATA

The authorized capital of IsoEnergy consists of an unlimited number of common shares. As of November 6, 2024, there were 178,808,200 common shares and 16,878,493 stock options outstanding, each stock option entitling the holder to purchase one common share of IsoEnergy. As of the date hereof, the Company does not have any warrants outstanding.

In August 2020, the Company issued the 2020 Debentures with an 8.5% coupon and a five year term, which are convertible at $0.88 per share and in December 2022, the Company issued the 2022 Debentures with a 10% coupon and a five year term, which are convertible at $4.33 per share.

Stock options outstanding as of November 6, 2024, and the range of exercise prices thereof are set forth below:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$0.38 - $2.61	2,973,036	$1.63	2,580,536	$1.48	1.7
$2.62 - $3.11	2,338,177	2.92	1,957,344	2.92	2.2
$3.12 - $3.81	5,599,066	3.32	3,490,066	3.37	3.7
$3.82 - $4.12	2,210,000	3.99	2,210,000	3.99	1.9
$4.13 - $4.54	2,375,596	4.14	1,014,138	4.15	3.7
$4.55 - $5.10	1,382,618	5.00	1,382,618	5.00	1.9
	16,878,493	$3.31	12,634,702	$3.26	2.7

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of September 30, 2024 or as of the date hereof.

TRANSACTIONS WITH RELATED PARTIES

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. Certain of the Company’s key management personnel and directors are or were also directors and/or executives of Atha Energy Corp. (“Atha Energy”) through its acquisition of Latitude Uranium Inc. (“Latitude Uranium”), Premier American Uranium and Green Shift Commodities Ltd. (“Green Shift”), which are also related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior corporate executives.

Remuneration attributed to key management personnel is summarized as follows. The amounts below include short-term compensation and share-based compensation paid to the former President up to the date of his resignation on August 31, 2024 and exclude any resignation payments made in accordance with the terms of their employment contract.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Three months ended September 30, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$422,414	$1,591,519	$2,013,933
Capitalized to exploration and evaluation assets	76,597	222,534	299,131
	$499,011	$1,814,053	$2,313,064

Nine months ended September 30, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$1,320,594	$3,264,907	$4,585,501
Capitalized to exploration and evaluation assets	229,789	367,426	597,215
	$1,550,383	$3,632,333	$5,182,716

Three months ended September 30, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$204,161	$1,181,111	$1,385,272
Capitalized to exploration and evaluation assets	71,480	133,859	205,339
	$275,641	$1,314,970	$1,590,611

Nine months ended September 30, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$612,483	$3,132,856	$3,745,339
Capitalized to exploration and evaluation assets	190,121	458,317	648,438
	$802,604	$3,591,173	$4,393,777

As of September 30, 2024:

•	$153 (2023: $455) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$89,050 (2023: Nil) due from related companies was included in accounts receivable.

During the three and nine months ended September 30, 2024, the Company:

•	reimbursed NexGen $8,008 and 24,024, respectively (2023: $7,258 and $21,739, respectively) for use of NexGen’s office space; and

•	received nil and $8,502, respectively (2023: Nil) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.9% as a result of the completion of the Merger. NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest. On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 3,680,000 flow through common shares of the Company pursuant to a private placement, which NexGen did not participate in.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Interim Financial Statements were prepared in accordance with IFRS and its interpretations adopted by the IASB and follow the same accounting policies and methods as described in note 5 to the Company’s Annual Financial Statements, except as described below.

Adoption of amendments to IAS 1 – Classification of liabilities as current or non-current

The Company has adopted Classification of Classification of Liabilities as Current or Non-current and Non- current Liabilities with Covenants – Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants withing 12 months after the reporting period. This resulted in a change of accounting policy for the classification of liabilities that can be settled in the Company’s common shares. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.

Under the revised policy, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current, except when it is classified as an equity component of a compound instrument. The Company has reclassified its convertible debentures from non-current to current in the comparative period in accordance with the retrospective application of the change in accounting policy.

CAPITAL MANAGEMENT AND RESOURCES

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of funding alternatives, including equity, debt and other means and is dependent on third party financing. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss). The marketable securities are Level 1 and Level 2.

Financial instrument risk exposure

As of September 30, 2024, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As of September 30, 2024, the Company has cash on deposit with large Canadian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia, and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As of September 30, 2024, the Company had a working capital balance of $66,815,448, including cash of $35,755,245.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of September 30, 2024. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures of $2,587,702 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts payable and accrued liabilities, and accounts receivable. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts payable and accrued liabilities, accounts receivable and marketable securities by $1,318 that would flow through other comprehensive income (loss).

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties. For a comprehensive list of the risks and uncertainties facing the Company, please see Risk Factors in the Company’s AIF and the Industry and Economic Factors that May Affect the Business included above in the Overall Performance section of this MD&A. These are not the only risks and uncertainties that IsoEnergy faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in three countries: Canada, the United States and Australia, with the corporate office in Canada. All of the assets previously held in Argentina were disposed during the nine months ended September 30, 2024. The Segmented disclosure and Company-wide information is as follows.

As at September 30, 2024	Canada	United States	Australia	Total
Current assets	$69,631,089	$405,894	$107,867	$70,144,850
Property and equipment	737,984	14,511,767	-	15,249,751
Exploration and evaluation assets	133,801,174	131,554,504	26,484,950	291,840,628
Other non-current assets	-	2,171,151	430,810	2,601,961
Total assets	$204,170,247	$148,643,316	$27,023,627	$379,837,190
Total liabilities	$45,884,839	$1,870,127	$617,171	$48,372,137

As at December 31, 2023	Canada	United States	Australia	Argentina	Total
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Three months ended September 30, 2024	Canada	United States	Australia	Total
Share-based compensation	$2,003,488	$-	$-	$2,003,488
Administrative salaries, contractor and director fees	1,255,046	19,752	9,207	1,284,005
Investor relations	214,342	-	-	214,342
Office and administrative	163,134	33,237	4,869	201,240
Professional and consultant fees	564,964	137,895	-	702,859
Travel	172,078	-	-	172,078
Public company costs	249,227	-	-	249,227
Total general and administrative expenditure	$4,622,279	$190,884	$14,076	$4,827,239

Nine months ended September 30, 2024	Canada	United States	Australia	Total
Share-based compensation	$4,234,813	$-	$-	$4,234,813
Administrative salaries, contractor and director fees	3,049,743	56,974	50,403	3,157,120
Investor relations	665,002	-	-	665,002
Office and administrative	478,955	102,572	25,698	607,225
Professional and consultant fees	1,666,536	397,035	-	2,063,571
Travel	435,828	-	-	435,828
Public company costs	510,181	-	-	510,181
Total general and administrative expenditure	$11,041,058	$556,581	$76,101	$11,673,740

All general and administrative expenditures incurred in the three and nine months ended September 30, 2023 related to the Canada reporting segment.

The Company disposed of all net assets in the Argentina reporting segment in the three and nine months ended September 30, 2024. All income and expenses associated with the Argentina reporting segment are classified as discontinued operations.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the design of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2024, the Company’s disclosure controls and procedures framework provides reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the nine months ended September 30, 2024 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its internal controls over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the Securities available for issue under the Company’s Prospectus, the Company’s proposed arrangement with Anfield Energy, planned exploration activities, anticipated results from planned exploration work and the Company’s anticipated use of such exploration results, the Company’s intention to begin reopening the Tony M underground and the anticipated restart of production from the Tony M Mine. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to “mineral resources” may also be deemed forward-looking information as they involve estimates of the mineralization that will be encountered if a mineral deposit is developed and mined.

Such forward-looking information and statements are based on numerous assumptions, including material assumptions and estimates related to the below factors that, while the Company considers them reasonable as of the date of this MD&A, they are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such assumptions include among others, that the results of planned exploration activities are completed as anticipated, that the results of the planned exploration activities are as anticipated, the anticipated cost of planned exploration activities, that the Company will be able to execute its strategy as expected, that new mining techniques will have beneficial applications as expected and be available for use by the Company, continued engagement and collaboration with the communities and stakeholders the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, including the price of uranium, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, resources may not be converted to reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Annual Information Form and the Company’s other filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of IsoEnergy have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR+ website at www.sedarplus.ca or by contacting one of the corporate offices, located at Suite 200 – 475 2nd Avenue S, Saskatoon, Saskatchewan, S7K 1P4 and 217 Queen St. West, Suite 303, Toronto, Ontario, M5V 0P5.